Oaktree Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 9,  2014

VIA EDGAR TRANSMISSION

Ms. Catherine C. Gordon, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Oaktree Funds (the “Trust”)
File Nos. 333-1198731 and 811-22997

Dear Ms. Gordon:

We are responding to the Staff’s comment letter dated October 15, 2014 with respect to the initial registration statement on Form N-1A (the “Registration Statement”) filed on behalf of the Trust’s initial series, Oaktree High Yield Bond Fund and Oaktree Emerging Markets Equity Fund (each a “Fund” and together, the “Funds”). We have addressed all of the Staff’s comments relating to the Funds as indicated below. For your convenience, your comments and headings have been reproduced with responses following each comment.

Prospectus

Oaktree High Yield Bond Fund – Summary

Annual Fund Operating Expenses (Page 1)

1.	Staff Comment: Confirm that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement.

Response: The Trust confirms that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement. The Adviser intends to contractually agree to this term and the Expense Limitation Agreement will be filed as an exhibit to the Trust’s registration statement in a future pre-effective amendment.

 Principal Investment Strategies (page 2)

2.
Staff Comment: The third paragraph states that “[i]n selecting investments for the Fund, the Adviser considers whether the absolute amount of risk is acceptable, the promised yield compensates for the risk, and the investment’s relationship between risk and return is adequately attractive relative to other investment opportunities…” [Emphasis added.] The phrase the “promised yield” appears promissory of future returns.  Please revise.

Response: The Trust has revised the disclosure as follows:

“In selecting investments for the Fund, the Adviser considers whether the absolute amount of risk is acceptable, the ~~promised~~ yield compensates for the risk, and the investment’s relationship between risk and return is adequately attractive relative to other investment opportunities…”

3.
Staff Comment: The third paragraph also states “[t]he Fund pursues a strategy of minimizing defaults and retaining the interest income generated by the bonds purchased.” [Emphasis added.] Disclose what is meant by a strategy that “minimizes defaults.”

Response:  The Trust has revised the disclosure as follows:

The Fund pursues a strategy of retaining the interest income generated by the bonds purchased.  The Adviser believes that the avoidance of defaults is the most reliable source of superior performance and manages the Fund to achieve a lower default rate than the overall high yield bond market.

Oaktree Emerging Markets Equity Fund – Summary

Annual Fund Operating Expenses (page 8)

4.	Staff Comment: Confirm that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement.

Response: The Trust confirms that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement. The Adviser intends to contractually agree to this term and the Expense Limitation Agreement will be filed as an exhibit to the Trust’s registration statement in a future pre-effective amendment.

Principal Investment Strategies

5.
Staff Comment:  The first paragraph states that “[f]or purposes of the Fund’s 80% investment policy, the Fund considers an “emerging market issuer” to be one (i) organized, domiciled, or with a principal place of business or primary securities trading market in an emerging market country, or (ii) that derives a substantial portion (at least 50%) of its total revenues or profits from emerging market countries.” Explain how relying on only one of the factors listed in the disjunctive in item (i) (i.e., an issuer’s country of organization) will ensure that the Fund invests its assets in investments that are tied economically to emerging markets.  See Investment Company Names, Investment Act Release No. 24828 (January 17, 2001).

Response: The Trust has revised the disclosure as follows:

[f]or purposes of the Fund’s 80% investment policy, the Fund considers an “emerging market issuer” to be one (i) domiciled or with a principal place of business or primary securities trading market in an emerging market country, or (ii) that derives a substantial portion (at least 50%) of its total revenues or profits from emerging market countries.

6.
Staff Comment: The fourth paragraph states that “[t]he Adviser researches industries, builds in-house models, and values companies in an effort to identify companies that it believes will perform better than market expectations due to valuation anomalies.” [Emphasis added.] Disclose the relevance of the “build[ing] of in-house models” to the principal investment strategies of the Fund.

Response: The Trust has revised the disclosure as follows:

“The Adviser researches industries~~¸ builds in-house models,~~ and values companies in an effort to identify companies that it believes will perform better than market expectations due to valuation anomalies.”

*     *     *     *     *     *

Closing

The Trust acknowledges that the Staff may have additional comments on its concurrently filed pre-effective amendment no. 1 to the Trust’s Registration Statement and will work with the Staff to address such comments.

The Trust undertakes to file a pre-effective amendment to the Trust’s Registration Statement that reflects the changes made in response to comments and other necessary revisions and has noted herein where no change has been made in response to a comment including the basis for such position.

The Trust does not intend to omit any applicable information from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

The Trust does not expect to submit an exemptive application or no-action request in connection with the registration statement.

In addition, the Trust acknowledges the following:

1.	The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

4.	The Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

I trust that the above responses and revisions adequately address your comments.  Any changes or applicable undertakings discussed in the responses above are being filed with the Trust’s first pre-effective amendment to its Registration Statement.  The Trust intends to file a second pre-effective amendment to include the seed audit financial information and to incorporate any additional changes that the Staff might recommend.  Prior to filing the second pre-effective amendment, a representative of the Trust will contact the Staff to determine if it has any additional comments. If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.

Very truly yours,

/s/ John Sweeney
John, Sweeney, President
Oaktree Funds

CC:          Barry Barbash, Esq., Willkie Farr & Gallagher LLP
James  Silk, Esq., Willkie Farr & Gallagher LLP
Joe Riley, Esq., Willkie Farr & Gallagher LLP
Elliot Gluck Esq., Willkie Farr & Gallagher LLP
Katie McGavin Esq., Willkie Farr & Gallagher LLP
Martin Boskovich, Esq., Oaktree Funds
Jamie Toothman, Esq., Oaktree Funds
Philip McDermott, Esq., Oaktree Funds